March 6, 2007

Mail Stop 4561

Mr. Michael H. Head
President, Chief Executive Officer, and Director
First Bancorp of Indiana, Inc.
5001 Davis Lant Drive
Evansville, Indiana 47715

Re: **First Bancorp of Indiana, Inc.**
        Form 10-KSB for Fiscal Year Ended June 30, 2006
        Filed September 28, 2006
        Forms 10-QSB for Fiscal Quarters Ended
        September 30, 2006 and December 31, 2006
        File Number: 000-29814

Dear Mr. Head:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, filed September 28, 2006

Item 1. Description of Business

Lending Activities, page 4

1. We note that your allowance for loan loss has decreased from $855,000 at June 30, 2005 to $836,000 at June 30, 2006 while your loan portfolio increased by 19%. We also note that the allowance attributable to your consumer loan portfolio increased slightly from $281,000 as of June 30, 2005 to $301,000 as of June 20, 2006 while your consumer loan portfolio increased from $49.7M to $71.9M, or 45% as a result of $57.3M of loan originations. We also note that most of your consumer loans originated relate to the financing of used automobiles. Please provide us a comprehensive analysis clearly explaining how you concluded that the periodic provisions for and balances of your allowance for loan losses for each of the last two fiscal years were adequate. In your response, please address the following:

    *   tell us the amount of consumer loan charge-offs recognized in each period and how these charge-offs are reflected in your determination of the provision for loan loss and the adequacy of your allowance for loan loss;
    *   tell us how you determined that an increase of the allowance for loan losses of $20,000 from June 30, 2005 to June 30, 2006 is representative of incurred and inherent losses in your consumer loan portfolio;
    *   tell us how your allowance for loan loss methodology incorporates the increased risk relating to financing used car loans in addition to your change in accounting for delinquent loans relating to borrowers filing for Chapter 13 bankruptcy protection;
    *   tell us your process for monitoring consumer loans subsequent to the approval and origination. We only note disclosure on page 9 that you approve loan applications through the use of "Origenate," an automated underwriting program which determines if an application will be approved;
    *   describe how you considered payment history of the portfolio or similar loans as a whole, the seasoning of individual or grouped loans, industry metrics produced by others or other reliable information used as a component or basis in determining the timing and adequacy of periodic provisions and ending allowance balances; and

- tell us the factors you consider in determining to sell consumer loans rather than retain them in your portfolio. We note disclosure on page 9 that you benefit from higher yields earned on consumer loans and that the shorter duration improves your interest rate risk position. We also note, however, that in 2005 you securitized and sold approximately $50.8M in automobile loans, which resulted in a loss of $160,000.

We may have further comments upon receipt and review of your response.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief